February 10, 2015

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker
Assistant Director

Re:	Knightsbridge Shipping Limited
Amendment No. 1 to Registration Statement on Form F-4
and Documents Incorporated by Reference
Filed January 23, 2015
File No. 333-200319

Dear Mrs. Parker:

Reference is made to the Registration Statement on Form F-4 initially filed on November 18, 2014 (the “Registration Statement”) by Knightsbridge Shipping Limited (the “Company”) in connection with a merger transaction between the Company and Golden Ocean Group Limited. By letter dated December 15, 2014 (the “First Comment Letter”), the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided its comments to the Registration Statement. On January 23, 2015, the Company filed Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”) in response to the First Comment Letter. By letter dated February 5, 2015 (the “Second Comment Letter”), the Staff provided its comments to the First Amended Registration Statement. The Company has today filed Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Second Comment Letter. The Second Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Second Amended Registration Statement showing changes made from the Amended Registration Statement filed by the Company on January 23, 2015. Page numbers referenced are to the Second Amended Registration Statement.

February 10, 2015

Form F-4

Related Party Transactions

1.	We note that you have deleted this sentence from the filing: “Golden Ocean is the commercial manager of Knightsbridge’s fleet.” Please tell us whether this is a transaction that warrants dicslosure in this section.

The Company respectfully advises the Staff that the sentence relating to Golden Ocean acting as the commercial manager of the Company’s fleet was deleted in error. In response to the Staff’s comment, the Company has added additional disclosure, which describes and quantifies, the commercial management agreement between Golden Ocean and the Company.

The Merger, page 93

Opinion of Golden Ocean’s Financial Advisor, Fearnley Securities AS

2.	Please disclose in response to our prior comment 30 whether Golden Ocean provided any instructions or imposed any limitations on the scope of Fearnley’s investigation.

In response to the Staff’s comment, the Company has added disclosure on page 101, explaining that no such limitations were imposed on Fearnley Securities AS.

February 10, 2015

Opinion of Knightsbridge’s Finanical Advisor, Pareto Securities, Inc.

3.	We note your response to our prior comment 30 and reissue in part. Please refer to your disclosure about the compensation received by affiliates of Fearnley and Pareto in the last two years. Please quantify the compensation amounts received by the financial advisers’ affiliates. See Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the Company has added disclosure on page 104, quantifying the compensation amounts received by the financial advisers’ affiliates.

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If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420 or Evan Preponis at (212) 574-1438 each of Seward & Kissel LLP, counsel to the Company.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert Lustrin
Robert Lustrin

cc:	Ms. Inger Klemp, Chief Financial Officer

Knightsbridge Shipping Limited

Ms. Birgitte Vartdal, Chief Financial Officer

Golden Ocean Management AS